Exhibit (g) (6)

ROBERT W. HIRTH (RWH 2526)
SIDLEY & AUSTIN
875 Third Avenue
New York, New York  10022
(212) 906-2000

WALTER C. CARLSON (WCC 6356)
WILLIAM H. BAUMGARTNER, JR. (WHB 3409)
RICHARD B. KAPNICK (RBK 1120)
SIDLEY & AUSTIN
One First National Plaza
Chicago, Illinois  60603
(312) 853-7000


Attorneys for Plaintiff
Wallace Computer Services, Inc.



                      IN THE UNITED STATES DISTRICT COURT
                     FOR THE SOUTHERN DISTRICT OF NEW YORK



                                                                )
  WALLACE COMPUTER SERVICES, INC.,                              )
                                                                )
                   Plaintiff,                                   )
                                                                )
         v.                                                     )
                                                                )
  MOORE CORPORATION LIMITED and                                 )
  FRDK, INC.                                                    )
                                                                )
                   Defendants.                                  )






                                   COMPLAINT
                  Plaintiff Wallace Computer Services, Inc. ("Wallace"), for its Complaint against Moore Corporation Limited ("Moore") and FRDK, Inc. ("FRDK"), alleges as follows:

                              NATURE OF THE ACTION
                  1. Moore has launched a hostile $56 per share tender offer for Wallace, its most successful and tenacious competitor in the business forms industry. Wallace's Board of Directors has rejected this offer as inadequate because of Wallace's record of exceptional financial performance, its reputation as a provider of superior products and services and its position in the industry as a technological leader and innovator, as well as other factors, including the probability that the offer, if consummated, may violate the antitrust laws of the United States. This action seeks to do two things.

                  2. First, this action seeks a declaration that the tender offer for Wallace, if consummated, would violate Section 7 of the Clayton Act, and seeks to preliminarily and permanently enjoin FRDK and Moore from acquiring any voting securities of Wallace. Moore and Wallace are direct competitors in the market for the sale of business forms to large, forms-intensive customers with multiple locations. In that market, the effect of an acquisition of Wallace by Moore would be to change a three-firm market into a two-firm market.

                  3. Second, this action seeks to enjoin Moore from making manipulative and misleading disclosures to the press and investors. In its false and misleading media campaign, Moore has deliberately misrepresented the character and significance of prior contacts between the parties; failed to disclose its pledge only to pursue a friendly business combination with Wallace; has falsely stated that Wallace enhanced its takeover defenses in response to earlier contacts with Moore; and has failed to disclose the substantial antitrust obstacles presented by the proposed merger.

                                  THE PARTIES

                  4. Wallace is a Delaware corporation with its principal place of business in Hillside, Illinois. Founded in Chicago in 1908, Wallace is one of the largest United States manufacturers and distributors in the computer services and supply industry. More specifically, Wallace sells a broad line of products and services including business forms, commercial and promotional graphics printing, computer labels, machine ribbons, computer hardware and software, computer accessories, office products and electronic forms. Wallace has a reputation in the industry as a technological leader and innovator both in the application of computer applications to traditional paper business forms and in the area of customer service, delivery and inventory monitoring systems.

                  5. Moore is a corporation organized under the laws of the Province of Ontario, Canada with its principal place of business in Toronto, Ontario, Canada. Moore is a direct competitor of Wallace in the sale of business forms, products and services that are both paper and electronically based. In recent years, Wallace has beaten Moore in head to head competition to service numerous large accounts, including ITT Automotive, Rubbermaid, and American Airlines.
                  6. FRDK is a New York corporation with its principal place of business in Toronto, Ontario, Canada. It is a wholly owned subsidiary of Moore and purportedly was incorporated for the purpose of making the tender offer and proxy solicitation for Wallace.

                             JURISDICTION AND VENUE

                  7. Moore is subject to the personal jurisdiction of this Court because it is found or transacts business in this District. FRDK is subject to the personal jurisdiction of this Court because it is a New York corporation and is found or transacts business in this

District. Both Moore and FRDK have taken specific acts in this District with respect to the tender offer.

                  8. Count I of this action arises under Section 7 of the Clayton Act, 15 U.S.C. ss. 18. This Court has subject matter jurisdiction of Count I pursuant to 15 U.S.C. ss. 26, 28 U.S.C. ss. 1331, and 28 U.S.C. ss. 1337.

                  9. This Court has jurisdiction over Count II of this action under Section 27 of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. ss. 78aa and 28 U.S.C. ss.ss. 1331 and 2201.

                  10. Venue with respect to Count II is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa and 28 U.S.C. ss. 1391(b).

                                   COUNT ONE

                   DEFENDANTS' THREATENED ANTITRUST VIOLATION

                  11. In a Tender Offer Statement on Schedule 14D-1 dated August 2, 1995, FRDK disclosed a tender offer to purchase all outstanding voting securities of Wallace.

                  12.  Pursuant  to  this  tender  offer,  Moore,   through  its
wholly-owned New York subsidiary, FRDK, intends to acquire Wallace.

                  13. Moore and Wallace compete in a number of businesses, including the manufacture and sale of business forms (examples of which include Federal Express shipping forms, brokerage firm trade confirmation forms, and the printed paper stock on which telephone bills are generated).

                  14. For antitrust purposes, the sale of business forms to large, forms-intensive customers with multiple locations constitutes a relevant product market. Examples of such customers would be Federal Express and K-Mart. Within this product market, the relevant geographic market is the United States of America.

                  15. Large, forms-intensive customers with multiple locations typically require a forms vendor with the following characteristics:

                  a. sufficient forms manufacturing capability to satisfy their needs;

                  b. distribution capability to deliver multiple types of forms to hundreds of locations on short notice (the consequence of a supply disruption often being the cessation of the customer's business); and

                  c. the information systems capability to provide centralized billing, reporting, and control for such shipments.

                  16. For most customers in the relevant product and geographic market, the only acceptable vendors are Wallace, Moore, and The Standard Register Company.

                  17. For these customers, the effect of an acquisition of Wallace by Moore would be to change a three-firm market into a two-firm market.

                  18. The key impediment to entry into this business is the development of the information services capability needed to support the required distribution and billing capabilities. Wallace has spent more than a decade developing its system, and did so internally. A new entrant would be unable to purchase the required information services capability and would need to spend a period of years attempting to develop it.

                  19. If Moore were to acquire Wallace, the effect of such acquisition may be substantially to lessen competition in the relevant product and geographic market, thus violating Section 7 of the Clayton Act, 15 U.S.C. ss. 18.

                  20. Unless Moore and FRDK are enjoined, Wallace will suffer irreparable harm as a result of the above stated actions, including, inter alia, loss of independent decisionmakng authority, loss of trade secrets, loss of employees, and loss of customers. Wallace has no adequate remedy at law.

                                   COUNT TWO

                  DEFENDANTS VIOLATIONS OF THE SECURITIES LAWS

                  21.   Wallace   repeats  and  realleges  its   allegations  in
paragraphs 1 - 20 as if set forth fully herein.

Preliminary Inquiries Concerning The Possibility
Of Discussions Between Wallace And Moore

                  22. On or about February 16, 1995, a representative of Lazard Freres & Co. LLC ("Lazard") contacted Neele E. Stearns, Jr., a member of Wallace's Board of Directors and a personal acquaintance of the Lazard representative, and inquired whether a Wallace representative would be willing to meet with Mr. Reto Braun, Chief Executive Officer of Moore, to discuss a possible business combination on a friendly basis involving Moore and Wallace. Mr. Stearns replied that he would communicate with Wallace representatives and then follow up with the Lazard representative.

                  23. On February 21, 1995, Mr. Stearns contacted the Lazard representative and informed him that Mr. Braun or a representative of Lazard should communicate in writing directly with Robert J. Cronin, the President and Chief Executive Officer of Wallace, in the event they wished to raise the possibility of discussing a business combination.

                  24. On or about February 24, 1995, Mr. Braun sent a letter to Mr. Cronin, which provided in part as follows:

                  "As a result of recent discussions between our financial advisor, Lazard Freres, and Mr. Neele Stearns of your Board of Directors, it has been suggested that I communicate directly with you in this manner." . . .

                                    * * * *

                  "I would welcome to begin discussions with you, on a strictly confidential basis, to explore the possibility of a combination of our companies. We are very flexible in our thinking as to the form such a combination might take. After you have had a chance to discuss this with your Board, I would be most happy to meet with you to share our respective views. . . . I look forward to hearing from you."

                  25. On or about March 8, 1995, at a regularly scheduled meeting of Wallace's Board of Directors, the Board discussed the February 24 letter of Mr. Braun and Moore's interest in pursuing a possible transaction with the Company.

                  26. On or about March 9, 1995, Mr. Cronin attempted to reach Mr. Braun by telephone, but was advised that he would be out of his office until March 14.

Moore Pledges To Pursue Only A Friendly Transaction

                  27. During the various communications between representatives of Wallace and representatives of Moore in February and March 1995, Moore stated at least three times that it was only interested in pursuing a friendly deal with Wallace.

                  28. In the initial February 16 telephone call between the Lazard representative and Mr. Stearns, the Lazard representative inquired whether a Wallace representative would be willing to discuss a business combination on a friendly basis with Moore.

                  29. On or about March 14, Mr. Cronin contacted Mr. Braun by telephone. At the outset of the telephone conversation, Mr. Cronin stated that the telephone call would not have been made if Wallace had not received Lazard's assurances that Moore would only proceed on a friendly basis. Mr. Braun agreed completely and stated that Moore would only pursue a transaction on a friendly basis. Mr. Cronin informed Mr. Braun that Wallace was successfully pursuing its corporate strategy, saw no reason to depart from it and that, accordingly, Wallace was not for sale. However, Mr. Cronin stated he was nevertheless prepared to meet with Mr. Braun if he still desired to do so. Mr. Braun stated that such a meeting was unnecessary and that Wallace should "consider the situation closed."

                  30. On March 22, Mr. Stearns briefly visited the offices of the Lazard representative to confirm that the representative was aware of the March 14th telephone conversation between Messrs. Braun and Cronin. The Lazard representative once again stated that Moore would only pursue a friendly transaction.

Mr. Cronin And Mr. Braun Agree To Have Lunch

                  31. On April 18, 1995, Mr. Cronin and Mr. Braun met each other at an industry conference in New York City. Mr. Braun suggested that the two should meet for lunch to discuss certain matters unrelated to a business combination. Mr. Cronin stated that he would be willing to have lunch and that Mr. Braun should contact him to set up a date. Both are residents of the Chicago metropolitan area.

                  32. In the following weeks, Mr. Braun's secretary contacted Mr. Cronin's secretary several times to arrange a lunch meeting for Messrs. Braun and Cronin. Ultimately the secretaries scheduled the lunch between Mr. Braun and Mr. Cronin for August 8, 1995. When Moore launched its hostile tender offer, this lunch date was still scheduled.

                  33. On or about June 28, 1995, Mr. Braun failed at the last minute to attend a dinner in Itasca, Illinois sponsored by the International Business Forms Institute. Mr. Braun knew that Mr. Cronin would be in attendance and if he had wanted to speak with

Mr. Cronin on any appropriate subject, Mr. Cronin would have been available before, during or after the dinner.

Moore's And FRDK's False And Misleading Media Campaign

                  34. On the evening of Sunday, July 30, 1995, Mr. Braun called Mr. Cronin from New York and left a recorded message on Mr. Cronin' s home answering machine stating that Moore and FRDK were going to make a tender offer for Wallace.

                  35. At approximately 10:30 p.m. on Sunday, July 30, 1995, a messenger slipped a letter under the front door at Mr. Cronin's residence stating that Moore and FRDK were commencing a hostile tender offer to purchase all of Wallace's common stock at $56 per share.

                  36. Sometime earlier on Sunday, July 30, 1995, Moore, FRDK and Mr. Braun commenced a carefully calculated media campaign in connection with the hostile tender offer to manipulate and mislead Wallace investors concerning the character and significance of prior discussions between the companies with respect to the possibility of a business combination; Wallace's responses to those discussions; and the facts relating to any antitrust obstacles to the tender offer.

                  37. Statements made in the media campaign also falsely portrayed Wallace as unwilling even to meet with Moore's representatives. As the foregoing Paragraphs 27-33 make clear, this portrayal was directly contrary to the actual facts as Moore, FRDK and Mr. Braun knew. In fact, at the time Moore, FRDK and Mr. Braun commenced misleading the press and Wallace's investors, the lunch that had been scheduled was less than nine days away.

                  38. On July 30, Mr. Braun launched the false and misleading media campaign on behalf of Moore and FRDK by giving interviews to The Wall Street Journal, The New York Times and The Globe and Mail, among others. During these interviews, Mr. Braun made various false and misleading statements of fact in connection with the tender offer. Copies of articles based on these interviews are attached as Exhibit 1 hereto.

                  39. In his July 30 interview with The Wall Street Journal, Mr. Braun stated that Moore's unsolicited bid for Wallace came after "six or seven" attempts to discuss a possible acquisition since February when Mr. Braun contended that Wallace had rejected a proposal about a possible acquisition. On information and belief, Mr. Braun failed to disclose to The Wall Street Journal:
(1) that in the earlier discussions, Mr. Braun and Moore had pledged at least three times not to launch a hostile offer; (2) that at the conclusion of the March 14 telephone call, Mr. Braun stated that the situation was closed; and (3) that almost all of the "attempts" since March to "discuss a possible business combination" were calls from his secretary to Mr. Cronin's secretary trying to schedule a lunch -- a lunch which in fact, was scheduled to occur on August 8, 1995. All of these facts were necessary to make the actual facts disclosed by Mr. Braun in The Wall Street Journal interview not misleading.

                  40. Likewise, in his July 30 interview with The New York Times, Mr. Braun stated that Wallace had "rejected" Moore's February proposal that the two companies "meet to discuss a merger." This statement, as the foregoing illustrates, was false and misleading because, among other things, it was Mr. Braun who had stated at the close of the March 14 telephone call that there was no point in meeting, and in any event a lunch meeting was scheduled for August 8. All of these facts were necessary to make the facts disclosed by Mr. Braun in The New York Times interview not misleading.

                  41. In his July 30 interview with The Globe and Mail, Mr. Braun stated that, among other things, Wallace had "strengthened" its "poison pill" following the February discussions between Moore and Wallace. In fact, Mr. Braun was very familiar with Wallace's takeover defenses and knew that Wallace had not amended its stockholder rights plan after the February 1995 discussions. In fact, Wallace's stockholder rights plan has not been amended since its adoption in March 1990.

                  42. On July 31, 1995, Mr. Braun continued his campaign of false and misleading disclosures to the press and to investors by holding a conference call to discuss Moore's and FRDK's tender offer with financial analysts covering the industry. During the call, Mr. Braun made various false and misleading statements of fact in connection with the tender offer.

                  43. During the July 31 conference call with industry analysts, Mr. Braun falsely stated that Wallace, in rejecting any discussions over a possible business combination, had refused to specify any reasons. To the contrary, the true facts were that, as described in Paragraph 29 above, Mr. Cronin had informed Mr. Braun that Wallace was successfully pursuing its corporate strategy and saw no reason to depart from it. Moreover, Mr. Braun failed to disclose to the analysts that he and Moore had pledged in the March 14 discussion and on two other occasions only to pursue a friendly deal and that following Wallace's expression of no interest he had informed Wallace that the matter was closed -- all facts which are necessary to make the facts disclosed in the analysts' conference call not misleading.

                  44. In the July 31 conference call with industry analysts, Mr. Braun continued his false and misleading campaign of media disclosures by again stating that Moore had tried to "get together" a number of times with Wallace since February without explaining that nearly all of these contacts involved his secretary calling Mr. Cronin's secretary to schedule a lunch -- all facts which are necessary to make the facts disclosed not misleading.

                  45. In the July 31 conference call with industry analysts, Mr. Braun also twice repeated his false statement, made previously in The Globe and Mail interview, that Wallace, following the earlier discussions, had "strengthened their position on poison pills" and "strengthened their arsenal of poison pills." In fact, as heretofore set forth above, Mr. Braun was very familiar with Wallace's takeover defenses and knew that Wallace has not amended its stockholder rights plan in response to Moore's overtures.

                  46. In the July 31 conference call with industry analysts, Mr. Braun also falsely stated that antitrust concerns are not "a problem" or "big issue" which would prevent consummation of the proposed tender offer. As described more fully above in Paragraphs 11-20, there are basic material facts concerning relevant markets which give rise to antitrust issues concerning the tender offer. On information and belief, Mr. Braun, Moore and FRDK were aware of the basic facts relating to these antitrust issues. Failure to disclose these basic material facts and the antitrust issues they create, is false and misleading.

                  47. On July 31, Moore and FRDK caused to be filed a Complaint against Wallace and its Board of Directors in the United States District Court for the District of Delaware. The Complaint contained false and misleading statements of fact made in connection with the tender offer. The false statements of fact in the Complaint served to reinforce the false and misleading statements made in the media campaign launched in Mr.

Braun's interviews with The Wall Street Journal, The New York Times, The Globe and Mail and in the conference call with financial analysts covering the industry.

                  48. The Complaint states that "in February 1995, Moore attempted to initiate discussions with Wallace regarding a possible business combination between Moore and Wallace." paragraph 38. The Complaint then alleges that Mr. Cronin informed Mr. Braun in response that "Wallace's Board of Directors had considered Moore's proposal, was not interested in any such combination and would not pursue the matter further." Id. The Complaint then falsely states that "all efforts by Moore to engage in further discussions with Wallace concerning a possible business combination with Moore since that time have been rebuffed by Wallace."

                  49. In fact, on the date the Complaint was filed, Mr. Braun was scheduled to have lunch with Mr. Cronin on August 8. The Complaint failed to disclose the following facts: (1) that Moore had pledged in the March 1995 discussion and on two other occasions only to proceed on a friendly basis; (2) that following Wallace's lack of interest, Moore had stated that the matter was closed; (3) that almost all of the subsequent contacts between the parties consisted of Mr. Braun's secretary calling Mr. Cronin's secretary to set up a lunch; and (4) that Mr. Braun, at the last minute, failed to show up for a small industry meeting of CEOs where he could have had private discussions with Mr. Cronin on any appropriate subject -- all facts which under the circumstances were necessary to make the statements set forth therein and elsewhere concerning the February and March discussions and subsequent contacts not misleading.

                  50. The Complaint also falsely states that "Wallace's Board of Directors has taken specific steps since Moore's initial approach in February 1995 to create additional obstacles to a merger." In fact, as set forth above, Moore and FRDK are very familiar with Wallace's takeover defenses and know very well that no actions taken since February 1995 present any "obstacle" to a merger.

                  51. The Complaint states that the first "obstacle" is a Wallace bylaw amendment that merely increased the time prior to a stockholder meeting for submitting stockholder proposals. This amendment presents no "obstacle" to a merger.

                  52. The Complaint states that the second "obstacle" is the employment contract between Wallace and Mr. Cronin. This characterization of Mr. Cronin's employment agreement is false and misleading in that Moore simultaneously affirmatively represented that it had the highest respect for Mr. Cronin and intended him to stay with the Company. Under these circumstances, Mr. Cronin's contract is no "obstacle" to Moore's offer whatsoever.

                  53. The Complaint  further falsely alleges that the members of
Wallace's Board of Directors "will" violate their fiduciary duties in considering Moore's and FRDK's offer. The statement that Wallace's directors "will" violate the fiduciary duties is false and has no reasonable basis in fact. At the time the Complaint was filed, the Board had not even received a
Schedule 14D-1 from Moore or FRDK. Moreover, the assumption that Wallace's Board of Directors, including management members, will violate their fiduciary obligations to stockholders is flatly inconsistent with Moore's statement in the letter dated July 30, 1995 from Mr. Braun to Mr. Cronin that "We have the highest regard for you and your management team," and inconsistent with Moore's and FRDK's pledge in its Schedule 14D-1 to "retain the Company's management team" after a merger and assign it "significant responsibility" for the combined businesses of Moore and Wallace.

                  54. On or about August 2, 1995, Moore and FRDK caused to be filed, with the Securities and Exchange Commission ("SEC"), a Schedule 14D-1 in connection with the tender offer.

                  55. Like the false and misleading statements previously made to the financial media and industry analysts, the Schedule 14D-1 is misleading concerning the character and significance of the prior contacts between Moore and Wallace. A copy of the prior contacts section of the Schedule 14D-1 is attached hereto as Exhibit 2. The Schedule 14D-1 is misleading in that it fails to disclose (1) that Moore representatives had pledged at least three times to Wallace representatives that Moore was only interested in a friendly deal, and
(2) that when Mr. Braun was informed that Wallace had no interest in diverting from its business plan, Mr. Braun had stated to Mr. Cronin that the matter was closed. Disclosure of all these facts is necessary to make the statements made in the Schedule 14D-1 concerning prior contacts between the parties not misleading. Moore and FRDK never disclose in the Schedule 14D-1 what facts changed between March 1995 when Moore pledged three times only to pursue a friendly deal and stated that the matter was closed, and August 1995 when Moore and FRDK launched the hostile tender offer.

                  56. Like the false and misleading statements previously made to financial industry analysts the Schedule 14D-1 fails to disclose basic material facts relating to the antitrust issues described more fully above in Paragraphs 11-20. On information and belief, Mr. Braun, Moore and FRDK were aware of the basic facts relating to these antitrust issues. The section of the
Schedule 14D-1 discussing issues arising under the antitrust laws is attached as
Exhibit 3 hereto. The failure to disclose the basic facts relating to the antitrust issues violate applicable SEC rules and regulations and render the statements made in the Schedule 14D-1 materially misleading.

Moore And FRDK Have Violated Sections 14(d) And 14(e)
Of The Securities Exchange Act And SEC Rules And Regulations

                  57. Section 14(d)(1) of the Exchange Act provides in pertinent part that:

                  It shall be unlawful for any person, directly or indirectly, by use of the mails or by any means or instrumentalities of interstate commerce or of any facility of a national securities exchange or otherwise, to make a tender offer for, or a request or invitation for tenders of, any class of any equity security . . . unless at the time copies of the offer or request or invitation are first published or sent or given to security holders, such person has filed with the [SEC] a statement [on Schedule 14D-1 containing the required information].

                  58. The disclosure requirements for tender offers generally are governed by Rule 14d-6 which dictates the contents of "tender offer materials." Tender offer materials are defined in Rule 14D-1(b)(5) to include "all the material terms and conditions of the tender offer."

                  59. Item 10(f) of Schedule 14D-1 promulgated by the SEC pursuant to Section 14(d) provides in pertinent part that an offeror must disclose in its offer to purchase:

                  "Such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading."

                  60. Section 14(e) of the Exchange Act provides in part as follows:
                  "It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer."

                  61. These and other provisions of the Exchange Act and the rules and regulations promulgated thereunder by the SEC are designed to provide stockholders with all material information necessary to make informed investment decisions when faced with a tender offer and to prevent the manipulation of the market by tender offerors.

                  62. Moore and FRDK's false and misleading media campaign and its offer to purchase violate Sections 14(d) and 14(e) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in that they contain materially false, deceptive, manipulative and misleading statements in that, among other things, Moore and FRDK falsely state, conceal and fail to disclose material facts necessary to make the facts disclosed not misleading as described more particularly above.

                  63. All of the false, deceptive, manipulative and misleading statements and the information and facts omitted as set forth above are material to each and every Wallace stockholder in deciding whether or not to tender their shares to Moore at the inadequate price of $56 per share.

                  64.  The  false  and   misleading   statements  of  fact  more
specifically described above were each made with knowledge of and/or with reckless disregard for their falsity.

                  65. By reason of the foregoing, defendants Moore and FRDK have violated and are continuing to violate Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC.

                  66. Unless the injunctive relief sought under this claim is granted, Wallace and its stockholders will be irreparably harmed in that Moore and FRDK will continue to seek control of Wallace without providing Wallace's shareholders the information necessary to make an informed decision regarding the disposition of their shares.

                  67. Wallace has no adequate remedy at law.

                                     RELIEF

                  WHEREFORE, Wallace demands judgment against Moore and FRDK, and respectfully prays that this Court enters orders as follows:

                      (a) Declaring that FRDK's tender offer for the outstanding voting securities of Wallace, if consummated, would violate Section 7 of the Clayton Act, 15 U.S.C. ss. 18;

                      (b) Preliminarily and permanently enjoining Moore and FRDK from acquiring any voting securities of Wallace;

                      (c) Awarding to Wallace its cost of suit, including a reasonable attorney's fee, as provided by Section 16 of the Clayton Act, 15 U.S.C. ss. 26;

                      (d) Declaring  that Moore and FRDK have violated  Sections
            14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder and that any solicitation or purchases of Wallace's common stock pursuant to FRDK's offer to purchase is unlawful;

                      (e) Preliminarily and permanently enjoining Moore and FRDK and their subsidiaries, directors, officers, representatives, agents, servants and employees, and all other persons in active concert or participation with them, from soliciting, acquiring or attempting to acquire in any manner any shares of Wallace stock or any right to acquire such shares, unless and until 60 days after they have fully complied with the Exchange Act;

                      (f) Awarding  Wallace the costs and  disbursements of this action together with reasonable attorneys' fees; and

                      (g) Awarding such other and further relief as the Court deems just and proper.

                                           Respectfully submitted,

                                           s/Robert W. Hirth
                                           One of the Attorneys for Wallace
                                           Computer Services, Inc.

                                           Robert W. Hirth (RWH 2526)
                                           SIDLEY & AUSTIN
                                           875 Third Avenue
                                           New York, New York 10022
                                           (212) 906-2000

Of Counsel:

Walter C. Carlson (WCC 6356)
William H. Baumgartner (WHB 3409)
Richard B. Kapnick (RBK 1120)
SIDLEY & AUSTIN
One First National Plaza
Chicago, Illinois  60603
(312) 853-7000